UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

Item

1.	Grupo Supervielle S.A. — Grupo Supervielle S.A. acquires Futuros del Sur S.A.

Grupo Supervielle acquires Futuros del Sur S.A.

Buenos Aires, December 18, 2019 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV) (hereinafter, “Supervielle” or the “Company”), a universal financial services group in Argentina with a national presence, announced today, it has acquired 560 ordinary, nominative, non-endorsable shares, which represent 100% of the share ownership of brokerage firm Futuros del Sur S.A., a company dully authorized to operate by the CNV (“Comision Nacional de Valores”).

With this acquisition, Grupo Supervielle seeks to broaden the investment and financial services it provides to institutional and corporate customers and also drive efficient and profitable cross selling.

Yours faithfully,

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: December 18, 2019	By:	/s/ Alejandra Naughton
		Name:	Alejandra Naughton
		Title:	Chief Financial Officer